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GAMCO Investors, Inc.

October 25, 2012

Mr. Lewis B. Campbell
Chairman & Chief Executive Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532

Dear Mr. Campbell,

To echo our firm's corporate governance policy, we are not for management, nor are we against management, and just like you, we remain committed to stockholder value creation.

Along those lines, our firm's corporate governance policy calls for stockholders to vote on poison pills.

Recognizing that the stockholder proposal inclusion deadline for the 2013 annual meeting has passed, attached is the proposal we are sending to Curt A. Kramer, your Corporate Secretary, as part of the process for inclusion in Navistar's proxy materials for the 2014 annual meeting of stockholders.

Hopefully this gives you and your Board enough time to consider alternatives.

Respectively submitted,

GAMCO Investors, Inc.

Encl.

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Navistar International Corporation (the "Company") request the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated as of June 19, 2012, unless the holders of a majority of the outstanding shares of common stock approve the issuance at a meeting of the stockholders held as soon as practical.*

SUPPORTING STATEMENT

As of June 19, 2012, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the outstanding common stock of the Company.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE STOCKHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.







AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Navistar International Corporation ("Navistar") for Navistar's 2014 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Navistar throughout the period since October 24, 2011. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Navistar's 2014 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
25th day of October 2012

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5/21/2015